Mail Stop 4561

August 11, 2006

By U.S. Mail and Facsimile to (917) 777-3455

Robert P. Connolly, Esq
Managing Director, General Counsel and Secretary
New BlackRock, Inc.
40 East 52nd Street
New York, New York 10022

Re: New Black Rock, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed August 9, 2006
File No. 333-134916

Dear Mr. Connolly:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Pursuant to our prior telephone conversations with counsel, we have determined that New BlackRock is not S-3 eligible. Please revise the registration statement to include a recent events section to summarize the company's most recent financial results as found in the materials furnished in the Current Report on Form 8-K dated July 18, 2006.

Other Factors, page 53

2.   We note your response to our prior comment 6. However, the disclosure should include all financial compensation made by the registrant to Citigroup or its affiliates.

Documents Incorporated by Reference, page 98

3.   Since the company is not S-3 eligible, please delete the language in the second paragraph relating to forward incorporation by reference.

Financial Statements of Merrill Lynch Investment Managers Business

Combined Statement of Earnings, page F-3

4.   We refer to your response to comment 30 in your response letter dated July 24, 2006 that states the effort to change your income statement structure to support a costs of goods sold presentation would cost tens of millions of dollars and thousand of employees around the world. We recognize that your presentation of the results of operations is consistent with what appears to be an industry practice that has developed. We believe this industry practice conflicts with the guidance set forth in Article 5 of Regulation S-X. We will continue to consider what steps, if any, should be taken to rectify the departure from Regulation S-X. Based upon the representations you have provided to us regarding the undue burden to comply with Regulation S-X, we do not object to your presentation of the results of your operations at this time.

Form 10-K of BlackRock for the year ended December 31, 2005

Consolidated Statements of Income, page F-8

5.   We refer to your response to comment 20 in your response letter dated August 9, 2006 and to the summary of the costs to develop and maintain a system to provide a cost of products line item. We recognize that your presentation of the results of operations is consistent with what appears to be an industry practice that has developed. We believe this industry practice conflicts with the guidance set forth in Article 5 of Regulation S-X. We will continue to consider what steps, if any, should be taken to rectify the departure from Regulation S-X. Based upon the representations you have provided to us regarding the undue burden to comply with Regulation S-X, we do not object to your presentation of the results of your operations at this time.

*   *   *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Edwin Adames, Staff Accountant, at (202) 551-3447 or Donald Walker, Senior Assistant Chief Accountant, at (202) 551-3490 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: Richard T. Prins, Esq.
        Franklin M. Gittes, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Four Times Square
        New York, New York 10036